Exhibit 99.1

Sun Life Financial to acquire Bentall Kennedy Group

Top U.S. and Canadian real estate and mortgage investment teams to join forces to serve global client base

Broadens and expands Sun Life Financial's asset management pillar

TORONTO, June 15, 2015 /CNW/ - Sun Life Financial Inc. ("Sun Life") (TSX:SLF) (NYSE:SLF) and Bentall Kennedy Group announced today an agreement whereby Sun Life will acquire Bentall Kennedy for a purchase price of $560 million. Bentall Kennedy is a premier real estate investment manager operating in Canada and the U.S. and provides specialized real estate investment management and real estate services, including property management and leasing. As at March 31, 2015, Bentall Kennedy had assets under management of $27 billion and provided real estate services across 91 million square feet of properties.

The acquisition is part of Sun Life's strategy to broaden its asset management pillar by expanding and diversifying the capabilities of Sun Life Investment Management, which provides investment services to third parties and manages Sun Life's general account. The transaction is expected to close in the third quarter of 2015, subject to customary closing conditions, including regulatory approvals. It will be immediately accretive to earnings and return on equity.

"The acquisition of Bentall Kennedy is a perfect fit with Sun Life's four pillar strategy," said Dean Connor, Chief Executive Officer, Sun Life Financial. "It expands and diversifies our asset management pillar, with one of the most respected names in real estate."

The two firms will combine their real estate investment management teams and Bentall Kennedy will be a unit of Sun Life Investment Management. Bentall Kennedy will retain its brand name and be Sun Life's exclusive real estate investment management platform. Together, the real estate and mortgage teams of Bentall Kennedy and Sun Life Investment Management will have $47 billion in assets under management, serving over 550 institutional clients and investors.

"The purchase of Bentall Kennedy complements Sun Life Investment Management's expertise in asset-liability management, fixed income and alternative asset classes by extending our real estate and mortgage investment capabilities," said Steve Peacher, President, Sun Life Investment Management, and Chief Investment Officer, Sun Life Financial. "The two companies also share a common focus on customers, quality investments, strong governance and a commitment to sustainability. Together, we are well-positioned for future growth to meet the needs of pension funds and other institutional clients."

Bentall Kennedy's management team fully supports the transaction and is committed to continuing to deliver strong performance and continuity of relationships with all clients. Following completion of the transaction, Bentall Kennedy will continue to be managed by its current team, led by Group Chief Executive Officer, Gary Whitelaw, who will report to Steve Peacher and join the Sun Life Investment Management leadership team. Bentall Kennedy and Sun Life Investment Management will maintain their existing locations.

"For more than 100 years, Bentall Kennedy has been providing top-ranked service and strong performance for its clients. My colleagues and I are excited to take this next step in our evolution," said Gary Whitelaw. "Sun Life is a strong, highly regarded, and extremely well run financial services organization. We share a deep commitment to investment management as a core business. This combination enables Bentall Kennedy to further advance its mission to stand apart for exceptional client service and high performance culture, all with a strong commitment to Environmental, Social, Governance, and Responsible Property Investment principles."

Bentall Kennedy's institutional shareholders, the British Columbia Investment Management Corporation (bcIMC) and the California Public Employees' Retirement System (CalPERS), have both approved the transaction and will continue to be key clients of Bentall Kennedy under Sun Life's ownership.

"bcIMC strongly supports the transaction, which we believe is beneficial to all stakeholders and ensures that Bentall Kennedy remains well positioned to continue to deliver value to its clients," said Dean Atkins, Acting Senior Vice President, Real Estate, bcIMC. "Bentall Kennedy has been a valued and trusted adviser of bcIMC for more than 24 years. We look forward to continuing our close relationship with the firm under Sun Life's ownership."

"CalPERS looks forward to the future in partnership with Sun Life Investment Management, building on its 17-year longstanding relationship with Bentall Kennedy," said Paul Mouchakkaa, CalPERS Senior Investment Officer for Real Assets.

Forward-looking information
Certain statements in this news release are forward-looking, including, but are not limited to the expected completion date of the transaction; the expected impact of that transaction on Sun Life Financial's earnings and return on equity and other statements that are not historical or are predictive in nature or that depend upon or refer to future events or conditions. Forward-looking statements may include words such as "aim", "anticipate", "assumption", "believe", "could", "estimate", "expect", "goal", "intend", "may", "objective", "outlook", "plan", "project", "seek", "should", "initiatives", "strategy", "strive", "target", "will" and similar expressions. All such forward-looking statements are made pursuant to the "safe harbour provisions" of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995.

The forward-looking statements in this news release represent our current expectations, estimates and projections regarding future events and are not historical facts. These forward-looking statements are not a guarantee of future performance and involve risks and uncertainties and are based on key factors and assumptions are difficult to predict. These forward-looking statements do not reflect the potential impact of any non-recurring or other special items or any dispositions, mergers, acquisitions or other business combinations or transactions that may be announced or that may occur after the date of this news release.

Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release.

Forward-looking statements are presented to assist investors and others in understanding our expected financial position and results of operations as at the date of this news release, as well as our objectives for the transaction, strategic priorities and business outlook following the transaction, and in obtaining a better understanding of our anticipated operating environment following the transaction. Readers are cautioned that such forward-looking statements may not be appropriate for other purposes and undue reliance should not be placed on these forward-looking statements.

Actual results could differ materially from those expressed in or implied by the forward-looking statements in this news release due to various risk factors, including without limitation: the ability of the parties to complete the transaction; failure of the parties to obtain necessary consents and approvals or to otherwise satisfy the conditions to the completion of the transaction in a timely manner, or at all; failure to effectively or efficiently reorganize the operations of Sun Life Financial and Bentall Kennedy after the transaction has closed; and the impact of the announcement of the transaction and the dedication of Sun Life Financial's resources to completing the transaction on Sun Life Financial and Bentall Kennedy. These risks all could have an impact on the business relationships of Sun Life Financial and Bentall Kennedy (including with future and prospective employees, customers, distributors and partners) and could have a material adverse effect on our current and future operations, financial conditions and prospects.

Additional information about risk factors can be found in the annual information form of Sun Life Financial Inc. for the year ended December 31, 2014 under the heading "Risk Factors" and other regulatory filings filed or furnished to Canadian and U.S. securities regulators available at www.sedar.com and www.sec.gov.

About Bentall Kennedy
Bentall Kennedy is one of North America's largest real estate investment advisors and one of its foremost providers of real estate services. Bentall Kennedy is a recognized global leader in Responsible Property Investing, currently ranked first globally in its category in the Global Real Estate Sustainability Benchmark study, the broadest measure of governance quality and sustainability performance in the global real estate industry. Bentall Kennedy is a member of UN PRI and has received the Energy Star Partner of The Year—Sustained Excellence Award for the past 5 years.

Bentall Kennedy includes Bentall Kennedy (Canada) Limited Partnership and Bentall Kennedy (U.S.) Limited Partnership. For more information, visit www.bentallkennedy.com.

About Sun Life Investment Management
Sun Life Investment Management is an institutional investment management arm of Sun Life Financial that includes the investment operations of Sun Life Assurance Company of Canada, Sun Life Investment Management Inc. in Canada, and Ryan Labs Asset Management Inc. (acquired April 2, 2015) in the United States. As of March 31, 2015, these Sun Life Investment Management operations had combined assets under management of $141 billion.

About Sun Life Financial
Celebrating 150 years in 2015, Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2015, the Sun Life Financial group of companies had total assets under management of $813 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars unless stated otherwise.

SOURCE Sun Life Financial Inc. - Financial News

%CIK: 0001097362

For further information: Sun Life Financial Media Relations Contact: Frank Switzer, Vice-President, Corporate Communications, Tel: 416-979-4086, frank.switzer@sunlife.com; Sun Life Financial Investor Relations Contact: Greg Dilworth, Vice-President, Investor Relations, Tel: 416-979-4198, investor.relations@sunlife.com; Bentall Kennedy Group Media Relations Contact: Shaun Little, Director, Corporate Communications, Tel: 416-681-2726, slittle@bentallkennedy.com

CO: Sun Life Financial Inc. - Financial News

CNW 17:55e 15-JUN-15